Filed pursuant to Rule 433
Registration No. 333-141313
Dated March 15, 2007
FINAL TERM SHEET
COVENTRY HEALTH CARE, INC.
5.95% SENIOR NOTES DUE 2017

Issuer:	Coventry Health Care, Inc.
Principal Amount:	$400,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
Trade Date:	March 15, 2007
Settlement Date:	March 20, 2007 (T+3)
Maturity Date:	March 15, 2017
Issue Price:	99.63% of principal amount
Coupon:	5.95%
Benchmark Treasury:	4.625% due February, 2017
Benchmark Treasury Yield:	4.53%
Spread to Benchmark Treasury:	+147 basis points (1.47%)
Interest Payment Dates:	Semi-annually on March 15th and September 15th, commencing on September 15th, 2007
Make-whole Call:	At any time at a discount rate of Treasury plus 25 basis points
CUSIP:	222862 AG9
Underwriters:	Citigroup Global Markets Inc. (Joint Book-Running Manager)
J.P. Morgan Securities Inc. (Joint Book-Running Manager)
Banc of America Securities LLC (Co-Manager)
Deutsche Bank Securities, Inc. (Co-Manager)
Ratings:	Moody’s: Bal (positive)/S&P: BBB (stable)
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Citigroup Global Markets Inc. by calling 1-877-858-5407 or J.P. Morgan Securities Inc. by calling collect at 1-212-834-4533